FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE,
05 August 2002

mmO2 plc

Wellington Street
Slough, Berkshire SL1 1YP, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X__ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____________

Enclosure:

One Company Announcement notification dated 26 July 2002 sent to the London Stock Exchange under its requirements to submit a notification regarding director's interests.

One Company Announcement notification dated 2 August 2002 sent to the London Stock Exchange under its requirements to submit a notification regarding director's interests.

One Company Announcement notification dated 2 August 2002 sent to the London Stock Exchange under its requirement to notify a change in major interests in shares.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

mmO2 plc

Date: 05 August 2002

By: ______________________

ROBERT HARWOOD
Assistant Secretary

AUG 7 2002

mmO2 plc

For mmO2 plc: Deborah Russell, telephone 01753 628096

Detailed below is the content of a letter received from Fidelity Investments on 2 August 2002.

July 25, 2002

MMO2 Plc
5 Longwalk Road
Stockley Park East, Uxbridge
Middlesex, UB11 1TT
United Kingdom

FAX: 011-44-208-606-1297

ATTN: Company Secretary

Dear Sirs,

Enclosed are notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Eleanor Chemlen at (617) 563-1416 or by FAX at (617) 476-0363.

Kindest regards,

Eleanor Chemlen
Sr. Compliance Associate

Amendment #3

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: MMO2 Plc

2. Notifiable Interest: Ordinary Shares

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL) and Fidelity Pension Management (FPM), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a

holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By "Eric Roiter"____________________

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

<u>Schedule</u>

State Street Nominees Limited	FMRCO	17,724,460
Chase Nominees Limited	FMRCO	22,189,810
State Street Bank & Trust Company	FMRCO	121,500
	FMRCO	3,885,200
	FMTC	120,386
State Street Nominees Limited	FMTC	454,700
State Street Nominees Limited	FMTC	546,600
HSBC	FMTC	4,473,100
Brown Brothers Harriman	FMTC	71,500
State Street Bank & Trust	FMTC	676,000
Bank of New York Europe	FMTC	1,125,700
National Cities	FMTC	1,109,200
Nortrust Nominees	FMTC	632,800
Northern Trust	FMTC	1,073,000
Chase Manhattan Bank London	FISL	120,048,064
Chase Nominees Limited	FISL	7,820,500
Chase Nominees Limited	FPM	11,112,900
Mellon Nominees Limited	FPM	1,138,100
Citibank	FPM	1,748,200
Deutsche Bank	FPM	469,900
HSBC	FPM	1,815,100
Northern Trust	FPM	2,844,100
Bank of New York London	FPM	1,568,900

Nominee (UK) Limited		
Chase Manhattan Bank London	FIL	7,594,175
Bank of New York London	FIL	32,722,565
Chase Nominees Limited	FIL	13,009,542
Deutsche Bank	FIL	2,053,400
Northern Trust	FIL	20,777,270
JP Morgan	FIL	4,899,600
Nortrust Nominees Limited	FIL	10,972,100
Morgan Stanley	FIL	3,481,200
State Street Bank & Trust	FIL	395,100
National Australia Bank	FIL	138,000
Mellon Nominees Limited	FIL	1,108,200
State Street Nominees Limited	FIL	5,174,000
Citibank	FIL	774,300
	FIL	136,200

Total Ordinary Shares	520,187,733
Current ownership percentage	6.00%
Shares in issue	8,670,049,916
Change in holdings since last filing	+75,788,866 ordinary shares

[NB: The above figure for shares in issue is quoted exactly from the notification received from Fidelity Investments. The correct figure is in fact 8,670,096,881. This does not alter the percentage ownership.]

mmO2 plc

mmO_2 plc (the ***Company***) announces that, on 25 July 2002, the following options over ordinary shares in the Company (***Shares***) were granted to Executive Directors of the Company.

The Company granted options under the mmO_2 Share Option Plan to the following Executive Directors at an exercise price of 46p per Share:

Executive Director	**Number of Shares**
David Varney	3,260,869
Peter Erskine	3,554,347
David Finch	2,445,652

These options, which were granted for no monetary consideration, will normally only be exercisable if a performance condition relating to the Company's "total shareholder return" is satisfied over a three year period. Subject to satisfying the performance condition and other requirements of the plan rules, the options are exercisable until the tenth anniversary of grant.

26 July 2002

Contact:
Kelly Knight
Group Secretariat
01753 628138

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

mmO2 plc

2. Name of director

Peter Erskine

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Ilford Trustees (Jersey) Limited - as nominee

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

No

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Vesting of awards of mmO2 shares under the BT Executive Share Plan granted in 1997

7. Number of shares / amount of stock acquired

107,939 - shares transferred from the BT Executive Share Plan

8. Percentage of issued class

De minimis

9. Number of shares/amount of stock disposed

43,263

10. Percentage of issued class

De minimis

11. Class of security

Ordinary

12. Price per share

44 pence

13. Date of transaction

14. Date company informed

2 August 2002

15. Total holding following this notification

532,553

16. Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Kelly Knight - 01753 628138

25. Name and signature of authorised company official responsible for making this notification

Kelly Knight - Group Secretariat

Date of Notification

2 August 2002